Exhibit (a)(2)



Alan Krock                     Glen Kayll                  David Climie
VP Finance & CFO               Treasurer                   Director, Investor Relations
Tel: 1 408 988 1204            Tel : 1 408 988 7717        Tel: 1 408 988 8276
alan krock@pmc-sierra.com      glen_kayll@pmc-sierra.com   david_climie@pmc-sierra.com
-------------------------      -------------------------   ---------------------------



                      PMC-SIERRA COMMENCES TENDER OFFER FOR
                       ITS CONVERTIBLE SUBORDINATED NOTES

SANTA CLARA, CA, December 3, 2003 - PMC-Sierra,(TM) Inc. (NASDAQ:PMCS), a leading provider of high-speed broadband communications and storage semiconductors and MIPS-based microprocessors, today announced a cash tender offer for up to $150 million in aggregate principal amount of its outstanding 3.75% convertible subordinated notes due August 15, 2006 (the "Notes"), or approximately 86% of the outstanding principal amount of the Notes. The purpose of the tender offer is to reduce the amount of PMC-Sierra's indebtedness and related interest expense.

PMC-Sierra is offering to purchase the Notes at face value plus related accrued interest to but excluding the payment date of the offer for each $1,000 principal amount of Notes. If the amount of validly tendered Notes exceeds $150 million, PMC-Sierra will accept tendered Notes on a pro rata basis. The Company expects to fund the tender offer with cash on hand.

The offer and withdrawal rights are scheduled to expire at 5:00 PM Eastern Time on January 6, 2004, unless extended. Tendered Notes may be withdrawn at any time prior to the expiration date. PMC-Sierra's obligation to complete the tender offer is subject to a number of conditions as described in the Offer to Purchase.

If the aggregate principal amount of $150 million in Notes is retired under the tender offer, PMC-Sierra currently estimates that its cash position, including various debt investments and net of the $25 million in remaining Notes, will be approximately $267 million.

"If we are successful in retiring $150 million in convertible subordinated notes through the tender offer, assuming today's interest rate environment, we expect the transaction to be accretive to the Company's earnings and therefore beneficial to common shareholders," said Alan Krock, vice president finance and chief financial officer of PMC-Sierra. "In addition, the potential for future common shareholder dilution through conversion of the $150 million in Notes into common stock of the Company will be eliminated."

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities and no recommendation is made as to whether or not holders of the Notes should tender their Notes pursuant to the offer. The offer is made only by the Offer to Purchase, dated December 3, 2003.

The terms and conditions of the tender offer appear in PMC-Sierra's Offer to Purchase, dated December 3, 2003, and the related Letter of Transmittal. Copies of these and other related documents have been filed with the SEC today as exhibits to the Schedule TO and will be delivered to holders of the Notes. These documents contain important information about PMC-Sierra, the Notes, the Company's offer to purchase the Notes and related matters. Investors and security holders are urged to read the Schedule TO and all exhibits thereto, including the Offer to Purchase and Letter of Transmittal, carefully. Investors and security holders can obtain free copies of the Schedule TO, Offer to Purchase and Letter of Transmittal and other documents filed with the SEC by PMC-Sierra through the website maintained by the SEC at www.sec.gov. Investors and security holders can obtain free copies of these documents directly from PMC-Sierra by contacting PMC-Sierra Investor Relations at (604) 415-6144. In addition, PMC-Sierra has retained Merrill Lynch to act as Dealer Manager in connection with the offer. Questions about the offer maybe directed to Merrill Lynch at (888) ML4-TNDR (toll free), or (212) 449-4914 or to D. F. King & Co., Inc., the information agent for the offer, at (212) 269-5550 (telephone for banks and brokers) or (800) 659-6590 (toll-free for all others).


Safe Harbor

This  release  contains  forward-looking   statements  that  involve  risks  and
uncertainties. Specific forward-looking statements include: our statements regarding our expected cash position, and the transaction being accretive to earnings and beneficial to shareholders. In particular, there is a risk that the transaction is not accretive to earnings nor beneficial to shareholders in the event current interest rates do not remain constant through August 15, 2006. Additionally, PMC-Sierra's completion of the tender offer and the terms of the tender offer are subject to various risks, including prevailing conditions in the public capital markets. There can be no assurance that the tender offer will be successfully completed. PMC Sierra, Inc. undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise. Our actual results could differ materially from those anticipated in these forward looking statements for many reasons, including the risks we face as described under "Factors that You Should Consider Before Investing in PMC-Sierra" and elsewhere in our recently filed quarterly report of Form 10-Q.

About PMC-Sierra

PMC-Sierra is a leading provider of high-speed broadband communications and storage semiconductors and MIPS-based microprocessors for Enterprise, Access, Metro Optical Transport, Storage Area Networking and Wireless network equipment. The Company offers worldwide technical and sales support, including a network of offices throughout North America, Europe and Asia. PMC-Sierra is included in the S&P 500 Index which consists of 500 stocks chosen for market size, liquidity, and industry group representation. The Company is publicly traded on the NASDAQ Stock Market under the PMCS symbol. For more information, visit http://www.pmc-sierra.com.

                                      ###

(C)Copyright PMC-Sierra, Inc. 2003. All rights reserved. PMC-Sierra is a trademark of PMC-Sierra, Inc. All other trademarks are the property of the respective owners.